November 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Edwin Kim, Staff Attorney Jan Woo, Legal Branch Chief

Re: CI&T Inc

Registration Statement on Form F-1 (File No. 333-260294)

Dear Mr. Kim and Ms. Woo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CI&T Inc (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated so that it will be declared effective by 2:00 p.m., Eastern Time, on November 9, 2021 (the “Effective Date”), or as soon as possible thereafter. We ask, however, that the Registration Statement not be declared effective until you speak to our counsel on the Effective Date.

Please contact Nick Grabar, Francesca L. Odell or Fernando Martinez of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225 2903, prior to declaring the Registration Statement effective on the Effective Date, or if you have any other questions or concerns regarding this matter.

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Sincerely,

/s/ Stanley Rodrigues
Name:	Stanley Rodrigues
Title:	Chief Financial Officer

cc:	César Nivaldo Gon CI&T Inc

Nick Grabar

Francesca L. Odell

Fernando Martinez

   Cleary Gottlieb Steen & Hamilton LLP